UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2016 _______

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:	Skyline Medical Inc.

Former name if applicable:

Address of principal executive office (Street and number):	2915 Commers Drive, Suite 900

City, State and zip code:	Eagan, Minnesota 55121

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 1-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has experienced a delay in preparing its Form 10-Q for the quarter ended March 31, 2016 which could not have been avoided without unreasonable effort and expense. Effective May 5, 2016, the board of directors of the registrant appointed Carl Schwartz to serve as Interim Chief Executive Officer. The Company has been working with the new officer to complete the required financial reporting and disclosures, to conduct the proper review of the disclosures in the Form 10-Q and the evaluation by the new officer of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2016, and to prepare the certifications required by the new officer that includes certain conclusions about the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Given the recent appointment of this officer and the Company’s limited financial resources, a delay in the filing could not be avoided without unreasonable effort and expense. Nevertheless, the Company anticipates completing such filing on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Bob Myers	(651)	389-4806
	(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No☐

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change: The statement of operations for the period ended March 31, 2016, compared to the 2015 results, is expected to reflect the following changes. The Company’s revenues decreased to $97,000 in for the quarter ended March 31, 2016 compared to $151,000 for the quarter ended March 31, 2015. The Company’s net loss increased to approximately $2.0 million for the quarter ended March 31, 2016 compared to approximately $0.2 million for the quarter ended March 31, 2015, due to higher general and administrative expenses and operating expenses and accordingly loss per share increased over the 2015 level.

Skyline Medical Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 17, 2016	By:	/s/ Bob Myers
Bob Myers
Chief Financial Officer

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